

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 25, 2008

Ms. Debra P. Roe
CFO & Assistant Secretary-Treasurer
The Monarch Cement Company
P.O. Box 1000
Humboldt, KS 66748

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **File No. 0-2757**

Dear Ms. Roe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief